SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities and Exchange Act of 1934

  Europe Fund Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29874m103
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		Europe Fund Inc.
		800 Scudders Mill Road
		Plainsboro, NJ   08536
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of EF on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of EF fit the investment guidelines for various Accounts.  Shares have been acquired
since  July 10, 1996.
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 515,545 shares, which represents 5.12% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan presently owns 1450 shares purchased on January 16, 1998 at $15.97 (200 shares), August 28 at $16.00 (50 shares), April 5, 1999 at $16.69 (150 shares), April 20 at $16.69 (100 shares) and at $16.94 (100 shares), April 18, 2001 at $12.87 (100 shares),
September 21 at $8.52 (550 shares), and November 19 at $11.15 (100 shares) and at $11.14 (100 shares). None of the other Principles of KIM presently owns shares of EF.
       b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c)  Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases,
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
2/1/2002
225
10.21

3/1/2002
-8300
10.25
2/4/2002
5300
10

3/4/2002
-2400
10.7
2/5/2002
4010
9.98

3/5/2002
14650
10.22
2/6/2002
1700
9.88

3/6/2002
600
10.3
2/7/2002
1350
9.77

3/6/2002
-1005
10.25
2/11/2002
-5095
10.13

3/8/2002
-2150
10.45
2/12/2002
-900
10.13

3/8/2002
1000
10.37
2/12/2002
1150
10.06

3/11/2002
300
10.45
2/13/2002
375
10.08

3/12/2002
1000
10.51
2/14/2002
12400
10.14

3/13/2002
700
10.52
2/15/2002
2100
10.1

3/14/2002
1450
10.47
2/19/2002
600
10.1

3/18/2002
700
10.76
2/20/2002
1275
10.04

3/19/2002
-400
10.71
2/20/2002
-600
10.03

3/20/2002
3250
10.65
2/21/2002
125
9.98

3/22/2002
550
10.66
2/22/2002
3700
9.98

3/25/2002
2000
10.65
2/25/2002
2300
9.97

3/25/2002
-1200
10.67
2/27/2002
-2300
10.26

3/27/2002
-350
10.52
2/27/2002
900
10.15

3/27/2002
240
10.63
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of EF Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.

Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



April 5, 2002 			     	    By:________________________
       Date						   Signature
						George W. Karpus, President
          Name/Title